Free Writing Prospectus

Filed Pursuant to Rule 433

December 23, 2005

Registration No. 333-130478

The issuer, Venoco, Inc., filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (805) 745-2123 collect.

Gargi Chakrabarty

Rocky Mountain News

December 21, 2005

English

(c) 2005

Denver, Colorado

Denver-based Venoco Inc. planning IPO

Denver-based Venoco, Inc. plans to raise as much as $230 million in an initial public offering.

In a filing with the U.S. Securities and Exchange Commission on Tuesday, the oil and gas company said it would apply for a listing on the New York Stock Exchange. The price and amount of shares to be offered weren’t revealed in the company’s prospectus.

The seller is the Marquez trust, a trust controlled by Timothy Marquez, who co-founded the company in 1992, and his wife.

Marquez, who lives in Denver, said half the proceeds from the IPO would be plowed back into Venoco to help the company expand through mergers and acquisitions. The remaining half would go to a Marquez family foundation that will be used for mostly charitable donations and also for personal use by Marquez and his wife, he said.

“We are very excited about the IPO. It means a lot of things,” said Marquez, Venoco’s chairman and chief executive officer. “It means liquid currency for more deals. It allows us to fund our foundation so that my wife and I are able to step up our philanthropic efforts.”

For example, Marquez recently donated $10 million to the Colorado School of Mines - where he got his bachelor’s degree in petroleum engineering. Prior to co-founding Venoco in 1992, Marquez spent 13 years at Unocal in both engineering and managerial positions.

Although Venoco is based in Denver, its business is focused on the offshore and onshore oil fields of California.

According to a report by Netherland, Sewell & Associates Inc., as of Sept. 1, the company’s estimated proven reserves were the equivalent of 54 million barrels of oil per day, and valued at $1.39 billion. About 72 percent of the reserves were oil, and the remainder were natural gas, the report said.

Venoco said it has grown to become one of the largest independent oil and natural gas companies in California based on production volumes.

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The issuer notes that none of the total number of shares to be offered in the offering, the total expected proceeds of the offering or the proportion of the number of shares to be offered by the issuer relative to the number of shares to be offered by the selling stockholder has yet been determined.  The issuer further notes that, according to a report of Netherland, Sewell & Associates, Inc., it had, as of September 1, 2005, total estimated proved reserves of 53.0 MMBOE.  Finally, the issuer notes that while the PV-10 value of its estimated proved reserves as of September 1, 2005 was approximately $1.39 billion, that figure, for reasons described in the registration statement, does not necessarily correspond to the market value of those reserves.  PV-10 value is a non-GAAP measure because it excludes income tax effects.  The issuer’s management believes that before-tax cash flow amounts are useful for evaluative purposes because future income taxes, which are affected by a company’s unique tax position and strategies, can make after-tax amounts less comparable. The issuer derives its PV-10 value based on the present value of estimated future revenues to be generated from the production of proved reserves, net of estimated production and future development costs and future plugging and abandonment costs, using prices and costs as of the date of estimate without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion, amortization and impairment and income taxes, and discounted using an annual discount rate of 10%.  The PV-10 value of the issuer’s estimated proved reserves as of September 1, 2005 can be reconciled to a standardized measure of discounted future net cash flows as follows (amounts in thousands):

Standardized measure of discounted future net cash flows	$852,156
Add: Present value of future income tax discounted at 10%	$542,736
PV-10 value	$1,394,892

All statements other than statements of historical fact included in this document are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties. Although the issuer believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Disclosure of important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are included under “Risk Factors” and elsewhere in the prospectus, including, without limitation, in conjunction with the forward-looking statements.  All forward-looking statements speak only as of the date made.  Except as required by law, the issuer undertakes no obligation to update any forward-

looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.  Factors that could cause actual results to differ materially from the issuer’s expectations include, among others, (i) acquisitions and other business opportunities (or the lack thereof) that may be presented to and pursued by the issuer, (ii) competition for available properties and the effect of such competition on the price of those properties, (iii) the issuer’s inability to access oil and natural gas markets due to operational impediments, (iv) inaccuracy in reserve estimates and (v) the other factors described in the prospectus, particularly those under the heading “Risk Factors.”